
June 24, 2024

Keyvan Samini
President and Chief Financial Officer
Mobix Labs, Inc.
15420 Laguna Canyon Road, Suite 100
Irvine, California 92618

> **Re: Mobix Labs, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 6, 2024**
> **File No. 333-278710**

Dear Keyvan Samini:

We have conducted a limited review of your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 23, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed June 6, 2024

Security Ownership of Certain Beneficial Owners and Management, page 92

1. We note your response to prior comment 8. As previously requested, ensure that the disclosure about the amount of beneficial ownership in the table on page 92 is consistent with the disclosure in the table beginning on page 95. For example, the disclosure in the table on page 92 about the number of shares concerning Michael Long is not consistent with the disclosure in the table on page 95 concerning Michael Long.

<u>Plan of Distribution, page 107</u>

2.   We note your disclosure on page 107 that your selling securityholders may sell their securities in one or more underwritten offerings. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

    Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Raymond Lee, Esq.